News Release

For Immediate Release

Stantec to appoint Ivor Ruste to its Board of Directors

EDMONTON AB (February 9, 2007) TSX:STN;NYSE:SXC

Mr. Ron Triffo, P.Eng., Chairman of the Board of Stantec Inc., on behalf of the Stantec Board of Directors, is pleased to announce that Mr. Ivor Ruste has been appointed a Director of the Company effective February 21, 2007.

Mr. Ruste is Vice President, Finance for EnCana Corporation headquartered in Calgary, Alberta. He has a Bachelor of Commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant (FCA). From 1998 to 2006, he was the Managing Partner of the Edmonton office of KPMG LLP and just prior to joining EnCana in May 2006, was the Alberta Regional Managing Partner and Vice Chair of the KPMG Canada Board of Directors. Mr. Ruste currently serves on the Board of Governors for the University of Alberta and is Chair of the Audit Committee as well as a member of the Human Resources and Compensation Committee. Mr. Ruste has been active over the past 25 years in numerous other business, community, and professional activities.

“Mr. Ruste is a respected member of Canada’s business community and Stantec’s Board of Directors is looking forward to the contributions he will make to our organization by bringing his financial expertise and business acumen to aid in the continuing success of Stantec,” says Ron Triffo, Stantec Chairman.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com www.stantec.com
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